As filed with the Securities and Exchange Commission on March 8, 2024
Registration No. 333-274788

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TERAWULF INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	87-1909475 (I.R.S. Employer Identification No.)

TeraWulf Inc. 9 Federal Street Easton, Maryland 21601 (410) 770-9500 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	Stefanie Fleischmann Chief Legal Officer 9 Federal Street Easton, Maryland 21601 (410) 770-9500 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Anthony Marsico, Esq.
Michael S. Lee, Esq.
Lynwood Reinhardt, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, NY 10022
Tel: (212) 521-5400

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act of 1933, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act of 1933, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller Reporting Company ☒
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MARCH 8, 2024
PROSPECTUS
TeraWulf Inc.
45,771,303 Shares of Common Stock

The selling stockholders named in this prospectus (the “Selling Stockholders”) may offer and sell from time to time up to 45,771,303 shares of our common stock, par value $0.001 per share (“Common Stock”), covered by this prospectus, consisting of (i) 27,759,265 shares of our common stock, par value $0.001 per share (the “Penny Warrant Shares”) issuable upon exercise of the Penny Warrants (as defined below) issued pursuant to that certain warrant agreement, dated March 1, 2023, by and among TeraWulf Inc. (“we,” “us,” or the “Company”) and certain of the Company’s lenders party thereto (the “Warrant Agreement”), (ii) 13,879,630 shares of our Common Stock (the “Dollar Warrant Shares”) issuable upon exercise of the Dollar Warrants (as defined below) issued pursuant to the Warrant Agreement, (iii) 588,706 shares of our Common Stock purchased by Lucky Liefern LLC (“Lucky Liefern”) in private placement transactions in March 2022 and April 2022 (such private placement shares, collectively, the “Private Placement Shares”), and (iv) 2,260,513 shares and 1,283,189 shares of our Common Stock (the “Services Agreement Shares” and, together with the Penny Warrant Shares, the Dollar Warrant Shares, and the Private Placement Shares, the “Shares”) issued respectively to Beowulf Electricity & Data Inc. (“Beowulf E&D”) and the Beowulf Electricity & Data Inc. Employee Discretionary Trust (“E&D Trust”) pursuant to that certain Administrative and Infrastructure Services Agreement, dated as of April 27, 2021 and amended on March 29, 2023, by and between Beowulf E&D and the Company (the “Services Agreement”).
On March 1, 2023, the Company entered into the Fifth Amendment (the “Fifth Amendment”) to the LGSA (as defined herein below). As a condition of the Fifth Amendment becoming effective, the Company entered into the Warrant Agreement to issue: (i) warrants to purchase 27,759,265 shares of Common Stock at an exercise price of $0.01 per share of Common Stock (the “Penny Warrants”) and (ii) warrants to purchase 13,879,630 shares of Common Stock at an exercise price of $1.00 per share of Common Stock (the “Dollar Warrants” and, together with the Penny Warrants, the “Warrants”). The exercise period for the Penny Warrants is the period beginning on April 1, 2024 and ending at 5:00 p.m., New York City time, on December 31, 2025, and the exercise period for the Dollar Warrants is the period beginning on April 1, 2024 and ending at 5:00 p.m., New York City time, on December 31, 2026. In connection with the issuance of the Warrants pursuant to the Warrant Agreement, the Company entered into a registration rights agreement, dated as of March 1, 2023, pursuant to which the Company has agreed to provide customary shelf and piggyback registration rights to the LGSA lenders with respect to shares of our Common Stock issuable upon exercise of the Warrants described above.
On March 15, 2022, the Company entered into a subscription agreement with Lucky Liefern, pursuant to which Lucky Liefern purchased 271,447 shares of Common Stock at $7.81 per share in a private placement transaction exempt from registration under Section 4(a)(2) and/or Regulation D of the Securities Act, for an aggregate purchase price of $2.12 million. In addition, on April 11, 2022, the Company entered into another subscription agreement with Lucky Liefern, pursuant to which Lucky Liefern purchased 317,259 shares of Common Stock at $7.88 per share in private placement transactions exempt from registration under Section 4(a)(2) and/or Regulation D under the Securities Act for an aggregate purchase price of $2.5 million. Lucky Liefern is controlled by its managing member, Paul B. Prager, who serves as the Company’s Chief Executive Officer.
On September 26, 2023 and January 10, 2024, Beowulf E&D and E&D Trust received in the aggregate 2,260,513 shares and 1,283,189 shares of our Common Stock, respectively, pursuant to the Services Agreement. Beowulf E&D provides administrative and infrastructure services to the Company pursuant to the Services Agreement. Paul B. Prager is the sole shareholder and president of Beowulf E&D and serves as the trustee of E&D Trust.
We will not receive any proceeds from the sale of the Shares by the Selling Stockholders pursuant to this prospectus. However, we may receive proceeds from any cash exercise of the Warrants. We have agreed to pay certain registration expenses, other than commissions or discounts of underwriters, broker, dealers or agents. The Selling Stockholders from time to time may offer and sell the Shares held by them directly or through underwriters, broker, dealers or agents on terms to be determined at the time of sale, as described in more detail in this prospectus. Refer to the section titled “Plan of Distribution.”

Our Common Stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “WULF.” On March 7, 2024, the last reported sale price of our Common Stock on Nasdaq was $1.84 per share.
Because all of the Shares offered under this prospectus are being offered by the Selling Stockholders, we cannot currently determine the price or prices at which the Shares may be sold under this prospectus.

Investing in our Common Stock involves risks. See “Risk Factors” on page 10 of this prospectus and any other risk factors included in the applicable prospectus supplement and the documents incorporated by reference into this prospectus or the applicable prospectus supplement for a discussion of the factors you should carefully consider before deciding to invest in our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our securities or determined if this prospectus is accurate, truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2024

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. Under this shelf registration process, the Selling Stockholders named in this prospectus may, from time to time, offer and sell the Shares described in this prospectus in one or more offerings.
This prospectus provides you with a general description of the Shares the Selling Stockholders may offer. Each time the Selling Stockholders sell the Shares using this prospectus, to the extent necessary, we will provide a prospectus supplement that will contain specific information about the terms of such offering. The prospectus supplement, or information incorporated by reference into this prospectus or any prospectus supplement that is of a more recent date, may also add, update or change information contained in this prospectus. To the extent that any statement that we make in the applicable prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the applicable prospectus supplement. You should read both this prospectus and the applicable prospectus supplement together with the additional information described in the sections titled “Where You Can Find More Information” and “Incorporation by Reference.” This prospectus may not be used to consummate a sale of the Shares unless it is accompanied by a prospectus supplement. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to offerings of the Shares.
In deciding whether or not to invest in our Common Stock, you should rely only on the information contained in, or incorporated by reference into, this prospectus or any applicable prospectus supplement or free writing prospectus filed by us with the SEC. Neither we nor the Selling Stockholders have authorized anyone to provide you with different information or to make any representation other than those contained in, or incorporated by reference into, this prospectus and any applicable prospectus supplement and free writing prospectus. If anyone provides you with different or inconsistent information or representation, you should not rely on them. This prospectus and any applicable prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than our Common Stock described in such applicable prospectus supplement or an offer to sell or the solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. You should assume that the information appearing in this prospectus, any applicable prospectus supplement, any applicable free writing prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.
Unless the context requires otherwise, references in this prospectus to “TeraWulf,” the “Company,” the “Registrant,” “we,” “us” and “our” refer to TeraWulf Inc. together with its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management, and expected market growth are forward-looking statements. These forward-looking statements are contained principally in the sections titled “Risk Factors” and “Use of Proceeds.” Without limiting the generality of the preceding sentence, any time we use the words “expects,” “intends,” “will,” “anticipates,” “believes,” “confident,” “continue,” “propose,” “seeks,” “could,” “may,” “should,” “estimates,” “forecasts,” “might,” “goals,” “objectives,” “targets,” “planned,” “projects,” and, in each case, their negative or other various or comparable terminology, and similar expressions, we intend to clearly express that the information deals with possible future events and is forward-looking in nature. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. For TeraWulf, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include, without limitation:
•conditions in the cryptocurrency mining industry, including any prolonged substantial reduction in cryptocurrency prices and, specifically, the value of bitcoin, which could cause a decline in the demand for TeraWulf’s services;
•competition among the various providers of data mining services;
•the need to raise additional capital to meet our business requirements in the future, which may be costly or difficult to obtain or may not be obtained (in whole or in part) and, if obtained, could significantly dilute the ownership interests of TeraWulf’s shareholders;
•the ability to implement certain business objectives and the ability to timely and cost-effectively execute integrated projects;
•adverse geopolitical or economic conditions, including a high inflationary environment;
•security threats or unauthorized or impermissible access to our datacenters, our operations or our digital wallet;
•counterparty risk with respect to our digital asset custodian and our mining pool operator;
•employment workforce factors, including the loss of key employees;
•changes in governmental safety, health, environmental and other regulations, which could require significant expenditures;
•liability related to the use of TeraWulf’s services;
•currency exchange rate fluctuations; and
•other risks, uncertainties and factors included or incorporated by reference in this prospectus, including those set forth under “Risk Factors” and those included under the heading “Risk Factors” in our Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, which are incorporated by reference into this prospectus.
These forward-looking statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

PROSPECTUS SUMMARY
The following summary highlights information contained in, or incorporated by reference into, this prospectus. It may not contain all of the information that may be important to you in making a decision to invest in our Common Stock. You should carefully read this prospectus in its entirety, including the section titled “Risk Factors” and our historical consolidated financial statements and accompanying notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, proxy statement and other filings we have made with the SEC, before making a decision to invest in our Common Stock. Refer to the sections titled “Where You Can Find More Information” and “Incorporation by Reference.”
Business Overview
We are a digital asset technology company with a core business of digital infrastructure and energy development to enable sustainable bitcoin mining. TeraWulf’s principal business consists of developing and operating bitcoin mining facilities in the United States that are fueled by clean, low cost and reliable power sources. The Company's fully integrated bitcoin mining facilities in the United States use nuclear, hydro and solar energy sources, and currently consume over 91% zero-carbon energy to produce bitcoin, with the mission of utilizing 100% zero-carbon energy. TeraWulf began trading on Nasdaq under the symbol “WULF” on December 14, 2021, following its successful strategic business combination with RM 101 Inc. (formerly known as IKONICS Corporation).
Bitcoin Mining
Bitcoin was introduced in 2008 with the goal of serving as a digital means of exchanging and storing value. Bitcoin is a form of digital currency that depends upon a consensus-based network and a public ledger called a “blockchain,” which contains a record of every bitcoin transaction ever processed. The bitcoin network (the “Bitcoin Network”) is the first decentralized peer-to-peer payment network, powered by users participating in the consensus protocol, with no central authority or middlemen, that has wide network participation. The authenticity of each bitcoin transaction is protected through digital signatures that correspond with addresses of users that send and receive bitcoin. Users have full control over remitting bitcoin from their own sending addresses. All transactions on the bitcoin blockchain are transparent, allowing those running the appropriate software to confirm the validity of each transaction.
To be recorded on the blockchain, each bitcoin transaction is validated through a proof-of-work consensus method, which entails solving complex mathematical problems (the “hash riddle”) to validate transactions and post them on the blockchain. This process is called mining. Bitcoin miners are the work horses of the Bitcoin Network. Miners are rewarded with bitcoins, both in the form of newly-created bitcoins and fees in bitcoin, for successfully validating transactions (a block) by solving the mathematical problems and providing hash computation services to the network and maintaining the bitcoin ledger. Factors such as access to computer processing capacity, interconnectivity, electricity cost, environmental factors (such as cooling capacity) and location play important roles in mining.
Bitcoin miners, such as TeraWulf, invest in a computation network (mining rigs with application-specific integrated circuit (“ASIC”) chips) and purchase power to probabilistically win the right to validate blocks, and earn bitcoin in return, either through the direct participation on the Bitcoin Network or through participation in a mining pool. The bitcoin reward schedule to the miners represents the supply curve of bitcoin. Bitcoin is a unique commodity with an inelastic supply curve because only 21 million fixed bitcoin can be mined until the year 2140 of which approximately 19.5 million bitcoin have been issued thus far. In addition, the bitcoin reward issued to miners is cut by half every 4 years, which is commonly referred to as the “halving” event. The halving is a software nuance in bitcoin’s code that reduces the block reward by 50% after every 210,000 blocks are validated/mined. The first bitcoin block was mined January 3, 2009, and block rewards have declined from 50 bitcoin per block at inception to 6.25 bitcoin per block today, which is expected to decline to 3.125 in or around April 2024, the next anticipated halving date.
Our two bitcoin mining facilities participate in a mining pool operated by Foundry Digital LLC. As of September 30, 2023, our operating mining units are currently producing an average of approximately 5.0 exahash per second (“EH/s”) of hashrate. In bitcoin mining, “hashrate” is a measure of the computing and processing power and speed by which a mining computer mines and processes transactions on the Bitcoin Network. “Network hashrate” is the total hashrate dedicated to solving the hash riddle. If more miners enter the network, the hashrate increases; higher hashrate means faster riddle resolutions, for a given difficulty level. The bitcoin protocol automatically adjusts the difficulty level higher or lower every 2,016 blocks or approximately every two weeks, which keeps the system in equilibrium with a new block being mined every ten minutes. We are actively expanding our bitcoin mining business and expect to continue increasing our hashrate through 2024 and beyond as we expand our infrastructure at our wholly owned and operated Lake Mariner Facility in the State of New York (the “Lake Mariner Facility”), and seek strategic acquisition targets.
A company’s hashrate is generally considered to be one of the most important metrics for evaluating bitcoin mining companies. We obtain bitcoin as a result of our mining operations, and we sell bitcoin on a daily, weekly, and monthly basis to support our operations and strategic growth. We do not currently plan to engage in regular trading of bitcoin (other than as necessary to convert our bitcoin to U.S. dollars) or to engage in hedging activities related to our holding of bitcoin; however, our decisions to hold or sell bitcoin at any given moment in time may be impacted by the bitcoin market, which has been historically characterized by significant volatility. We do not hold, sell or transact in bitcoin or any other digital assets for anyone other than ourselves.
TeraWulf Bitcoin Mining Operations
TeraWulf commenced industrial scale bitcoin mining in March 2022 and is currently mining bitcoin and utilizing predominantly zero-carbon energy resources at two data centers: the Lake Mariner Facility located in upstate New York and the jointly owned Nautilus Cryptomine facility located in central Pennsylvania (the “Nautilus Cryptomine Facility”). As of September 30, 2023, these two industrial scale projects had a combined operating capacity of 5.5 EH/s with approximately 50,000 miners deployed, comprised of 34,000 operational miners at the Lake Mariner Facility (including 5,000 hosted miners) and 16,000 self-miners at the Nautilus Cryptomine Facility.
The Lake Mariner Facility
Located at a site adjacent to the now decommissioned coal-fired power plant in Barker, New York, the Lake Mariner Facility began sustainably mining bitcoin in March 2022. As of the date of this prospectus, the Lake Mariner Facility is operating approximately 110 megawatt (“MW”) of bitcoin mining capacity comprised of two approximately 50 MW buildings and approximately 10 MW located on the turbine deck of the former coal plant. As recently announced, the Company is currently expanding its Lake Mariner Facility with the addition of a third building, which will house an incremental 43 MW of bitcoin mining capacity. The Company has an agreement in place with the Power Authority of the State of New York for 90 MW of energy to support its bitcoin mining operations, and the Lake Mariner Facility has the ability to scale up to 500 MW of bitcoin mining capacity.
As of September 30, 2023, we own approximately 30,300 miners, exclusive of the 5,000 hosted miners, of which approximately 29,000 are operational at the Lake Mariner Facility with the remainder undergoing maintenance or on standby to replace miners under repair. These miners are comprised as follows:

Vendor and Model	Number of miners
Bitmain S19 Pro	6,700
Bitmain S19 XP	6,300
Bitmain S19j Pro	11,800
MinerVA M7	4,300
Whatsminer M30S+	1,200
30,300
Our fleet of miners range in age from 0.2 to 1.3 years and have an average age of approximately 0.6 years. We do not have scheduled downtime for our miners; however, while we periodically perform unscheduled maintenance on our miners, such downtime has not been significant historically. When performing unscheduled maintenance, depending on the length of estimated repair time, we may replace a miner with a substitute miner to limit overall downtime. Our fleet of miners at the Lake Mariner Facility has a range of energy efficiency from 22 to 39 joules per terahash (“j/th”) and has an average energy efficiency of 28.8 j/th.
The majority of our revenue comes from our self-mined bitcoin, which we store and safeguard in a cold storage wallet held by our custodian, NYDIG Trust Company LLC, a duly chartered New York limited liability trust company.
The Nautilus Cryptomine Facility
Located in Berwick, Pennsylvania, Nautilus Cryptomine LLC (“Nautilus”) is a joint venture between TeraWulf and a subsidiary of Talen Energy Corporation (“Talen”). Nautilus currently owns a 200 MW bitcoin mining facility located adjacent to the 2.5 gigawatt (“GW”) nuclear-powered Susquehanna Station, 2.3 GW of which are owned and operated by Talen. The Nautilus Cryptomine Facility represents the first bitcoin mining facility site that is powered by 100% “behind the meter” zero-carbon nuclear energy, which is contracted at a fixed rate of 2.0 cents per kilowatt-hour (“kWh”) for a term of five years with two successive three-year renewal options. Under the Nautilus joint venture agreement, the Company holds a 25% equity interest in Nautilus and Talen holds a 75% equity interest, each subject to adjustment based on relative capital contributions. TeraWulf began mining bitcoin at the Nautilus Cryptomine Facility in the first quarter of 2023 and, as of the date of this prospectus, has an allotted 50 MW of bitcoin mining capacity at the Nautilus Cryptomine Facility. On February 28, 2024, the Company exercised its option to increase its energy requirement at the Nautilus Cryptomine Facility by an incremental 50 MW at its own cost (for a total of 100 MW of bitcoin mining capacity attributable to TeraWulf). Within twelve months following the Company’s election, Talen may also elect to expand the energy requirement at the Nautilus Cryptomine Facility by up to an additional 50 MW, funded solely by Talen, for a total capacity of up to 300 MW at the Nautilus Cryptomine Facility. Upon such election, Nautilus will enter into an additional energy supply agreement with Talen or its affiliate for the additional capacity, subject to any regulatory approvals and third-party consents.
As of September 30, 2023, approximately 48,000 miners have been deployed at the Nautilus Cryptomine Facility of which 46,000 are operational with the remainder undergoing maintenance or on standby to replace miners under repair. Approximately 15,800 of the deployed miners are attributed to TeraWulf's contributions to Nautilus in order to utilize TeraWulf's allotted 50 MW of bitcoin mining capacity. These miners are comprised as follows:

Vendor and Model	Number of miners
Bitmain S19 Pro	6,300
Bitmain S19 XP	7,100
Bitmain S19j Pro	2,400
15,800
These miners range in age from 0.4 to 0.6 years and have an average age of approximately 0.4 years. Nautilus does not have scheduled downtime for miners; however, while Nautilus periodically performs unscheduled maintenance on miners, such downtime has not been significant historically. When performing unscheduled maintenance, depending on the length of estimated repair time, Nautilus may replace a miner with a substitute miner to limit overall downtime. These miners have a range of energy efficiency from 22 to 30 j/th and an average energy efficiency of 25.5 j/th. While the Company holds a 25% equity interest in Nautilus, the distributions of mined bitcoin are determined by each of TeraWulf’s and Talen’s respective hashrate contributions. Accordingly, the Company has contributed approximately 1.9 EH/s of a total 5.2 EH/s of miners which results in an approximate 35.7% of the hashrate share attributed to the Company.
As described above, there are a variety of factors that influence our ability to mine bitcoin profitably, including bitcoin’s value in USD, mining difficulty global hashrate, power prices, fleet energy efficiency, data center energy efficiency and other factors. The energy efficiency of a mining fleet drives profitability, because the most significant direct expense for bitcoin mining is power. We measure efficiency by the joules of energy required to produce each terahash of processing power (“j/th”). We believe we operate a highly efficient fleet of miners. The Company uses the following metrics as indicators of operational progress and effectiveness and believes they are useful to investors for the same purposes and to provide comparisons to peer companies.
The table below presents our miner efficiency and computing power as compared to the global computing power as of September 30, 2023.

Combined facilities(1)	As of September 30, 2023
Global hashrate (EH/s)(2)	391.8
Miner efficiency (j/th)(3)	27.6
TeraWulf combined average operating hashrate (EH/s)(4)	5.0
TeraWulf % of Global hashrate	1.3%
________________
(1)Results reflect hashrate of mining operations at the Lake Mariner facility and TeraWulf’s net share of hashrate produced at the Nautilus Cryptomine Facility.
(2)Total global hashrate obtained from YCHARTS (https://ycharts.com/indicators/bitcoin_network_hash_rate)
(3)Joules of energy required to produce each terahash of processing power
(4)While nameplate inventory for WULF’s two facilities is 5.5 EH/s, inclusive of gross total hosted miners, actual monthly hashrate performance depends on a variety of factors, including (but not limited to) performance tuning to increase efficiency and maximize margin, scheduled outages (scopes to improve reliability or performance), unscheduled outages, curtailment due to participation in various cash generating demand response programs, derate of ASICS due to adverse weather and ASIC maintenance and repair.
As of September 30, 2023 our operating hashrate was approximately 1.3% of the total global hashrate, and we received approximately the same percentage of the global blockchain rewards, which as of that date, equaled approximately 10 to 13 bitcoin per day. Ultimately, in order to mine profitably, we work to ensure that these mining rewards cover our direct operating costs.
The table below presents the average cost of mining each bitcoin, including bitcoin mined at the Lake Mariner Facility and the Company’s net share of bitcoin mined at the Nautilus Cryptomine Facility, for the three and nine months ended September 30, 2023 and the total energy cost per kWh utilized within the facilities.

	Three Months Ended	Nine Months Ended
Cost of mining - Analysis of costs to mine one bitcoin	September 30, 2023	September 30, 2023
Cost of mining - Lake Mariner Facility and net share of the Nautilus Cryptomine Facility
Cost of energy per bitcoin mined	$9,322	$8,019
Other direct costs of mining - non energy utilities per bitcoin mined	$29	$40
Cost to mine one bitcoin	$9,351	$8,059
Value of each bitcoin mined(1)	$28,104	$26,969
Cost to mine one bitcoin as % of value of bitcoin mined	33.3%	29.9%

Statistics
Lake Mariner Facility and net share of the Nautilus Cryptomine Facility
Total bitcoin mined(2)	981	2,385
Total value of bitcoin mined(1) ($ in thousands)	$27,563	$64,308
Total kWhs utilized	287,956,529	601,705,327
Total energy expense, net of expected demand response proceeds(3) ($ in thousands)	$9,142	$19,123
Cost per kWh	$0.032	$0.032
Energy expense, net as % of value of bitcoin mined	33.2%	29.7%
Other direct costs of mining ($ in thousands)	$29	$94

________________
(1)Computed as the weighted-average opening price of bitcoin on each respective day the mined bitcoin is earned. Excludes bitcoin earned from profit sharing associated with a hosting agreement that expired in February 2024 at the Lake Mariner Facility.
(2)Excludes bitcoin earned from profit sharing associated with a hosting agreement that expired in February 2024 at the Lake Mariner Facility of 13 and 51 bitcoin for the three and nine months ended September 30, 2023, respectively, and includes TeraWulf’s net share of bitcoin mined at the Nautilus Cryptomine Facility, based on the hashrate share attributed to the Company.
(3)Excludes energy expenses associated with a hosting agreement that expired in February 2024 at the Lake Mariner Facility and includes TeraWulf’s net share of energy expense at the Nautilus Cryptomine Facility, based aggregate nameplate power consumption of deployed miners attributed to TeraWulf’s contribution to Nautilus.

Power prices are the most significant cost driver for our bitcoin mining operations, and energy expense represented 33.2% and 29.7% as expressed as a percentage of value of bitcoin mined during the three and nine months ended September 30, 2023, respectively.
Energy prices can be highly volatile and global events (including the war in Ukraine and the resulting natural gas shortage) have caused power prices to increase nationwide over the past year. Our wholly-owned Lake Mariner Facility in New York is subject to variable prices and market rate fluctuations with respect to wholesale power costs. Such prices are governed by market power prices and said prices can change hour to hour. While this renders energy prices less predictable, it also gives us greater ability and flexibility to actively manage the energy we consume with an eye towards increasing profitability and energy efficiency. Energy prices are also highly sensitive to weather events, such as winter storms and polar vortices, which increase the demand for power regionally. When such events occur, we may curtail our operations to avoid using power at increased rates or we may be curtailed under demand response programs in which we participate. The average aggregate power prices incurred at the Lake Mariner Facility and the Nautilus Cryptomine Facility during each of the three and nine months ended September 30, 2023 was $0.032 per kilowatt-hour.
The management team makes real-time determinations on the need and timing during which we should curtail. If not otherwise curtailed under demand response programs, we curtail when power prices exceed the value we would receive for the corresponding fixed bitcoin reward. This means if bitcoin’s value decrease or energy prices increase, our curtailment will increase; likewise, when bitcoin’s value increases and energy prices decrease, our curtailment will decrease. The management team manages this decision on an hour-by-hour basis.
During the three and nine months ended September 30, 2023, the Company curtailed operations at Lake Mariner due to weather events, energy price spikes, and demand response program participation, and recorded expected payments to be received for demand response programs as a reduction in cost of revenue; the amount of aggregate expected payments to be received were $1.7 million and $2.5 million for the three and nine months ended September 30, 2023, respectively.
Historically, the Company has purchased all miners with cash and has not used limited recourse equipment financing to complete its miner purchases. The Company has raised capital through both the issuance of equity and corporate level debt. These funds have been utilized to support operations, invest in our joint venture and purchase miners and other fixed assets. Costs related to such issuances are not included in this analysis. Additionally, miner acquisition costs, or capital expenditures, are not factored into the above cost of mining analysis as capital expenditures do not impact the marginal cost of production of one bitcoin. Miner acquisition costs, or capital expenditures, are recorded at cost in property, plant and equipment in the consolidated balance sheets. Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the equipment: generally 4 years for miners and 5 years for computer equipment. While we currently depreciate our miners over a 4-year period, given our historical low cost of power ($0.032 per kilowatt-hour during each of the three and nine months ended September 30, 2023), it is possible the average actual useful life of our miners may exceed the depreciation period in certain circumstances. Nevertheless, if depreciation of our miner fleet were factored into the above cost of mining analysis, it would add $9,833 and $9,824 per bitcoin mined in the three and nine months ended September 30, 2023, respectively.
The estimation of asset useful lives requires management judgement, including consideration of historical operating data, which is limited in the industrial-scale Bitcoin mining space given the advent of next-generation mining rigs primarily used by the Company’s bitcoin mining operations. Depreciation periods can be adjusted periodically if an event, regulatory action, or change in retirement patterns indicates an update is necessary.

Additionally, management considers expected future energy market prices and conditions, operating costs, maintenance practices and capital investment requirements in determining the estimated useful lives of our equipment and reassesses the reasonableness of estimated useful lives whenever events or changes in circumstances warrant. When a determination has been made that an asset will be retired or extended before or after the end of its current estimated useful life, depreciation provisions will be accelerated or extended to reflect the shortened or lengthened estimated useful life, which could have a material unfavorable or favorable impact on future results of operations.
For a description of our business, financial condition, results of operations and other important information regarding TeraWulf, we refer you to our filings with the SEC incorporated by reference into this prospectus. For instructions on how to find copies of these documents, see “Where You Can Find More Information.” More information about us is also available through our website at www.terawulf.com.
Corporate Information
TeraWulf was incorporated under the laws of the State of Delaware in February 2021. Our principal executive offices are located at 9 Federal Street, Easton, Maryland 21601, and our telephone number is (410) 770-9500. Our website address is www.terawulf.com. The information on our website is not incorporated by reference into this prospectus.

RISK FACTORS
Investing in our Common Stock involves a high degree of risk. Before you invest in our Common Stock, you should consider carefully all of the information set forth in this prospectus and any applicable prospectus supplement and the documents incorporated by reference herein and therein, including the risk factors set forth under Item 1A titled “Risk Factors” in our most recent Annual Report on Form 10-K for the year ended December 31, 2022 and our Quarterly Reports on Form 10-Q incorporated by reference into this prospectus, as may be modified or superseded from time to time by our future filings with the SEC under the Exchange Act. The risks, uncertainties and assumptions described in any document incorporated by reference into this prospectus or any applicable prospectus supplement are not the only ones we face, but are considered by us to be the most material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future business, financial condition and results of operations. The market price of our Common Stock could decline if one or more of these risks or uncertainties actually occur, causing you to lose all or part of your investment in our Common Stock. Refer to sections titled “Where You Can Find More Information” and “Incorporation by Reference.”
Risks Related to our Common Stock
Sales of substantial amounts of our Common Stock by the Selling Stockholders, or the perception that these sales could occur, could adversely affect the price of our Common Stock.
We are registering the offer and sale of the Common Stock covered by this prospectus to, among other things, satisfy the registration rights we granted to the Selling Stockholders, so that the Common Stock maybe offered for sale into the public market by the Selling Stockholders. Further, we have previously registered for resale additional shares of Common Stock held by other stockholders pursuant to effective registration statements. Subject to certain exceptions, we may be obligated to keep this prospectus current so that the shares of Common Stock covered by this prospectus can be sold in the public market at any time. The number of shares of Common Stock covered by this prospectus is significant in relation to our currently outstanding Common Stock and the historical trading volume of our Common Stock. The sale by the Selling Stockholders of all or a significant portion of the shares of Common Stock covered by this prospectus could have a material adverse effect on the market price of our Common Stock. In addition, the perception in the public markets that the Selling Stockholders might sell all or a portion of the shares of Common Stock covered by this prospectus could also, in and of itself, have a material adverse effect on the market price of our Common Stock.
If securities analysts do not publish research or reports about our business or if they publish negative, or inaccurate, evaluations of our Common Stock, the price of our stock and trading volume could decline.
The trading market for our Common Stock may be impacted, in part, by the research and reports that securities or industry analysts publish about us or our business. There can be no assurance that analysts will cover us, continue to cover us or provide favorable coverage. If one or more analysts downgrade our Common Stock or change their opinion of our Common Stock, our share price may decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

USE OF PROCEEDS
We are registering the resale of the Shares by the Selling Stockholders. We will not receive any of the proceeds from the sale of the Shares offered by this prospectus. The net proceeds from the sale of the Shares offered by this prospectus will be received by the Selling Stockholders. However, we may receive proceeds from any cash exercise of the Warrants.

SELLING STOCKHOLDERS
The Shares being offered by the Selling Stockholders are those set forth below. We are registering the Shares in order to permit the Selling Stockholders to offer the Shares for resale from time to time.
The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the Shares by each of the Selling Stockholders. Except as otherwise described below, based on the information provided to us by the Selling Stockholders, no Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer. Other than as described below, elsewhere in this prospectus or in the section titled “Certain Relationships and Related Person Transactions” of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 4, 2023, none of the Selling Stockholders has any material relationship with us or any of our predecessors or affiliates during the past three years.
For purposes of this table, we have assumed that the Selling Stockholders will have sold all of the securities covered by this prospectus upon the completion of the offering. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power over securities or the right to acquire such powers within 60 days. Information concerning the Selling Stockholders may change from time to time, and any changed information will be set forth in supplements to this prospectus or amendments to the registration statement to which this prospectus relates if and when necessary. The Selling Stockholders may offer all, some or none of their Warrants. We cannot advise you as to whether the Selling Stockholders will in fact sell any or all of such securities. In addition, the Selling Stockholders may have sold or transferred, in transactions pursuant to this prospectus or otherwise, some or all of their shares since the date as of which the information is presented in the table below.

	Beneficial Ownership Prior to the Offering			Shares Beneficially Owned After the Offering
Name of Selling Stockholder(1)	Number of Shares of Common Stock Beneficially Owned Prior to the Offering	Percentage of Outstanding Common Stock(2)	Maximum Number of Shares of Common Stock To Be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Beneficially Owned After the Offering	Percentage of Outstanding Common Stock(2)
Sunrise Partners Limited Partnership(3)	8,730,692	2.92%	8,555,937	174,755	*
Sunemerald LLC(4)	1,558,774	*	1,558,774	—	*
Owl Creek Credit Opportunities Master Fund, L.P.(5)	9,103,237	3.05%	9,103,237	—	*
Thracia, LLC(6)	7,316,458	2.45%	7,316,458	—	*
Mariner Atlantic Multi-Strategy Master Fund, Ltd.(7)	4,214,466	1.41%	4,214,466	—	*
Lumyna PSAM Credit Opportunities Fund(8)	1,681,890	*	1,681,890	—	*
HN Summit House Credit Opportunities Fund I, L.P.(9)	1,873,113	*	1,685,787	187,326	*
Livello Capital Special Opportunities Master Fund LP(10)	1,348,630	*	1,348,630	—	*
Jefferies LLC(11)	1,116,364	*	1,116,364	—	*
Lucky Liefern LLC(12)	654,706	*	588,706	66,000	*
Beowulf Electricity & Data Inc.(13)	2,260,513	*	2,260,513	—	*
Beowulf Electricity & Data Inc. Employee Discretionary Trust(14)	1,283,189	*	1,283,189	—	*
NovaWulf Partners Fund New LLC(15)	1,205,187	*	1,205,187	—	*
TAF Investments LLC(16)	1,321,690	*	1,205,187	116,503	*
Allin WULF LLC(17)	582,889	*	582,889	—	*
Lake Harriet Holdings, LLC(18)	9,099,071	3.05%	2,064,089	7,034,982	2.36%
*Less than 1%
__________________
(1)Information concerning the Selling Stockholders or future transferees, pledgees, assignees, distributees, donees or successors of or from any of the Selling Stockholders or others who later hold any interests of the Selling Stockholders will be set forth in the applicable prospectus supplement, absent circumstances indicating that the change is material. In addition, post-effective amendments to the registration statement of which this prospectus forms a part will be filed to disclose any material changes to the plan of distribution from the description in the final prospectus.
(2)Based on 298,589,910 shares of Common Stock outstanding as of February 29, 2024.
(3)Consists of (i) 5,703,958 Penny Warrant Shares, (ii) 2,851,979 Dollar Warrant Shares, and (iii) 174,755 shares of Common Stock issuable upon conversion of Series A convertible preferred stock of the Company. Paloma Partners Management Company (“PPMC”) is the investment adviser to Sunrise Partners Limited Partnership. Donald Sussman controls PPMC and Josh Hertz is a portfolio manager for PPMC with respect to the shares held by Sunrise Partners Limited Partnership, and therefore they have shared voting and investment power over such securities. Each of Mr. Sussman and Mr. Hertz disclaim beneficial ownership of such securities except to the extent of their pecuniary interests therein, if any. The registered address for Sunrise Partners Limited Partnership is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(4)Consists of (i) 1,039,183 Penny Warrant Shares and (ii) 519,591 Dollar Warrant Shares. Paloma Partners Management Company (“PPMC”) is the investment adviser to Sunemerald LLC. Donald Sussman controls PPMC and Josh Hertz is a portfolio manager for PPMC with respect to the shares held by Sunemerald LLC, and therefore they have shared voting and investment power over such securities. Each of Mr. Sussman and Mr. Hertz disclaim beneficial ownership of such securities except to the extent of their pecuniary interests therein, if any. The registered address for Sunemerald LLC is Two American Lane, Greenwich, CT 06831.
(5)Consists of (i) 6,068,825 Penny Warrant Shares and (ii) 3,034,412 Dollar Warrant Shares. Owl Creek GP, LLC is the general partner of Owl Creek Asset Management, L.P., the investment manager to Owl Creek Credit Opportunities Master Fund, L.P. Jeffrey Altman is the managing member of Owl Creek GP, LLC and in that capacity has discretionary authority to vote and dispose of the shares held by Owl

Creek Credit Opportunities Master Fund, L.P. and may be deemed to be the beneficial owner of such shares. The business address of Owl Creek GP, LLC is 640 Fifth Ave, Floor 20, New York, New York 10019.
(6)Consists of (i) 4,877,639 Penny Warrant Shares and (ii) 2,438,819 Dollar Warrant Shares. P. Schoenfeld Asset Management LP (“PSAM”) is the investment manager of Thracia, LLC. Peter Schoenfeld is the Chief Executive Officer of PSAM. PSAM and Peter Schoenfeld have voting and investment power over the shares held directly by Thracia, LLC. Each of PSAM and Peter Schoenfeld disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein. The business address of Thracia, LLC is c/o P. Schoenfeld Asset Management LP, 1350 Avenue of the Americas, 21st Floor, New York, NY 10019.
(7)Consists of (i) 2,809,644 Penny Warrant Shares and (ii) 1,404,822 Dollar Warrant Shares. Mariner Investment Group LLC has voting and investment power over the shares held by Mariner Atlantic Multi-Strategy Master Fund, Ltd. and may be deemed to be the beneficial owner of these shares. The business address of Mariner Atlantic Multi-Strategy Master Fund, Ltd. is 500 Mamaroneck Avenue, Suite 405, Harrison, New York 10528.
(8)Consists of (i) 1,121,260 Penny Warrant Shares and (ii) 560,630 Dollar Warrant Shares. P. Schoenfeld Asset Management LP (“PSAM”) is the investment manager of Lumyna - PSAM Credit Opportunities Fund. Peter Schoenfeld is the Chief Executive Officer of PSAM. PSAM and Peter Schoenfeld have voting and investment power over the shares held directly by Lumyna - PSAM Credit Opportunities Fund. Each of PSAM and Peter Schoenfeld disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein. The business address of Lumyna - PSAM Credit Opportunities Fund is c/o P. Schoenfeld Asset Management LP, 1350 Avenue of the Americas, 21st Floor, New York, NY 10019.
(9)Consists of (i) 1,123,858 Penny Warrant Shares, (ii) 561,929 Dollar Warrant Shares, and (iii) 187,326 shares of Common Stock. Summit House Capital Management, LLC has voting and investment power over the shares held by HN Summit House Credit Opportunities Fund I, L.P. and may be deemed to be the beneficial owner of such shares. The business address of HN Summit House Credit Opportunities Fund I, L.P. is 8235 Douglas Avenue, Suite 395, Dallas, TX 75225.
(10)Consists of (i) 899,087 Penny Warrant Shares and (ii) 449,543 Dollar Warrant Shares. Livello Capital Management LP (“LCM”) serves as the investment advisor for Livello Capital Special Opportunities Master Fund LP. (“LCSO”). Philip Giordano is the Managing Partner and Joseph Salegna is the Chief Financial Officer of LCM. Consequently, LCM, and Messrs. Giordano and Salegna may be deemed to be the beneficial owners of such shares. The business address of LCSO is 1 World Trade Center, 85th Floor, New York, New York 10007.
(11)Consists of (i) 744,243 Penny Warrant Shares and (ii) 372,121 Dollar Warrant Shares. Joseph Femenia serves as the Managing Director of Jefferies LLC. Consequently, Mr. Femenia has voting and investment power over such shares. Jefferies LLC is a registered broker-dealer and has a business address of 520 Madison Avenue, New York, NY 10022.
(12)Consists of (i) 271,447 shares of Common Stock purchased by Lucky Liefern LLC (“Lucky Liefern”) in a private placement on March 15, 2022, (ii) 317,259 shares of Common Stock purchased by Lucky Liefern in a private placement on April 11, 2022, and (iii) 66,000 shares of Common Stock purchased by Lucky Liefern on the open market. Paul B. Prager is the managing member of Lucky Liefern, and therefore has sole voting and investment power over such securities. Paul B. Prager is the Chief Executive Officer of the Company and the Chairman of its board of directors.The business address of Lucky Liefern is 9 Federal Street, Easton, Maryland, 21601.
(13)Consists of 2,260,513 shares of Common Stock issued to Beowulf Electricity & Data Inc. (“Beowulf E&D”) pursuant to the Services Agreement. Paul B. Prager is the sole shareholder and president of Beowulf E&D, and therefore has sole voting and investment power over such securities. The business address of Beowulf E&D is 5 Federal Street, Easton, Maryland, 21601.
(14)Consists of 1,283,189 shares of Common Stock issued to Beowulf Electricity & Data Inc. Employee Discretionary Trust (“E&D Trust”) pursuant to the Services Agreement. Paul B. Prager is the trustee of E&D Trust, and therefore has sole voting and investment power over such securities. The business address of E&D Trust is 5 Federal Street, Easton, Maryland, 21601.
(15)Consists of (i) 803,458 Penny Warrant Shares and (ii) 401,729 Dollar Warrant Shares. NovaWulf Partners Fund New LLC (“NPF New”) received 190,132 Penny Warrants and 95,066 Dollar Warrants via an assignment from its affiliate NovaWulf Digital Master Fund, L.P. (“NovaWulf Master Fund”) effective October 2, 2023, and 613,326 Penny Warrants and 306,663 Dollar Warrants via an assignment from its affiliate NovaWulf Digital Private Fund, LLC (“NovaWulf Private Fund”) effective October 20, 2023. Jason New has discretionary authority to vote and dispose of the shares held by NPF New and may be deemed to be the beneficial owner of such shares. Jason New is a member of the Company’s board of directors. The address of NPF New is 1100 Park Avenue, Apt. 4A, New York, NY 10128.
(16)Consists of (i) 803,458 Penny Warrant Shares, (ii) 401,729 Dollar Warrant Shares, and (iii) 116,503 shares of Common Stock issuable upon conversion of Series A convertible preferred stock of the Company. TAF Investments LLC (“TAF Investments”) received 190,132 Penny Warrants and 95,066 Dollar Warrants via an assignment from its affiliate NovaWulf Master Fund effective October 2, 2023, and 613,326 Penny Warrants and 306,663 Dollar Warrants via an assignment from its affiliate NovaWulf Private Fund effective October 20, 2023. Michael Abbate has discretionary authority to vote and dispose of the shares held by TAF Investments and may be deemed to be the beneficial owner of such shares. The address of TAF Investments is P.O. Box 1487, Amagansett, NY 11930.
(17)Consists of (i) 141,726 Penny Warrant Shares and (ii) 441,163 Dollar Warrant Shares which Allin WULF LLC (“Allin WULF”) received via an assignment from its affiliate NovaWulf Private Fund effective October 20, 2023. Paul B. Prager is the sole manager of Allin WULF and, as a result, may be deemed to be the beneficial owner of such shares. The address of Allin WULF is 9 Federal Street, Easton, MD 21601.
(18)Consists of (i) 7,034,982 shares of Common Stock, (ii) 1,622,926 Penny Warrant Shares and (ii) 441,163 Dollar Warrant Shares. Lake Harriet Holdings, LLC (“Lake Harriet”) received 1,622,926 Penny Warrants and (ii) 441,163 Dollar Warrants via an assignment from its affiliate NovaWulf Private Fund effective October 20, 2023. Nazar Khan is the sole manager of Lake Harriet and, as a result, may be deemed to be the beneficial owner of such shares. Nazar Khan is the Chief Operating Officer and the Chief Technology Officer of the Company and a member of its board of directors. The address of Lake Harriet is 4149 Dupont Ave S, Minneapolis, MN 55409.

DESCRIPTION OF CAPITAL STOCK
The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation, as further amended by the Share Increase Amendment and the Written Consent Amendment adopted at our special meeting convened on February 23, 2023 which are attached hereto as Exhibits 3.3 and 3.4, respectively (collectively, the “amended and restated certificate of incorporation”), or our certificate of incorporation, and our amended and restated bylaws, or our bylaws, and the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and our bylaws, copies of which are on file with the SEC. Refer to section titled “Where You Can Find More Information.”
The following is a summary of information concerning our capital stock, including a summary of certain material terms and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. You should read these documents in full for complete information on our capital stock. They are included as exhibits to the registration statement of which this prospectus forms a part.
Common Stock
Shares Outstanding. We are authorized to issue up to 400,000,000 shares of Common Stock. As of February 29, 2024, we had 298,589,910 shares of Common Stock issued and outstanding.
Dividends. Subject to prior dividend rights of the holders of any preferred shares, holders of our Common Stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.
Voting Rights. Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of our Common Stock possess all voting power for the election of directors and all other matters requiring stockholder action and will at all times vote together as one class on all matters submitted to a vote of our stockholders. Holders of our Common Stock are entitled to one vote per share on matters to be voted on by stockholders.
Other Rights. In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of our Common Stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders.
Fully Paid. The issued and outstanding shares of our Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of our Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of Common Stock that we may issue in the future will also be fully paid and non-assessable.
Preferred Stock
We are authorized to issue up to 100,000,000 shares of preferred stock from time to time in one or more series and with such rights and preferences as determined by our board of directors with respect to each series. As of February 29, 2024 we had 9,566 shares of preferred stock issued and outstanding.
Warrants
We entered into the Warrant Agreement, pursuant to which we have issued: (i) 27,759,265 Penny Warrants to purchase 27,759,265 shares of Common Stock at an exercise price of $0.01 per share of Common Stock and (ii) 13,879,630 Dollar Warrants to purchase 13,879,630 shares of Common Stock at an exercise price of $1.00 per share of Common Stock. As of February 29, 2024, 41,638,895 Warrants to purchase a total of 41,638,895 shares of Common Stock were issued and outstanding.

The exercise period for the Penny Warrants is the period beginning on April 1, 2024 and ending at 5:00 p.m., New York City time, on December 31, 2025, and the exercise period for the Dollar Warrants is the period beginning on April 1, 2024 and ending at 5:00 p.m., New York City time, on December 31, 2026.
The Penny Warrants and the Dollar Warrants will become automatically exercisable if we effect a recapitalization, reclassification of our stock (subject to exceptions), consolidation or merger, sale or lease of all or substantially all of our assets (on a consolidated basis) or capital stock, or other similar transaction, subject to the terms of and as further described in the Warrant Agreement.
The number of Penny Warrant Shares and the Dollar Warrant Shares (collectively, the “Warrant Shares”) may be adjusted if we (i) make or declare a dividend or other distribution (in part or in full) on our outstanding shares of Common Stock payable in equity interests of the Company, (ii) subdivide our shares of Common Stock into a greater number of shares of Common Stock, or (iii) combine (by combination, reverse split or otherwise) our outstanding shares of Common Stock into a smaller number of shares of Common Stock, as more fully described in the Warrant Agreement. Upon any such adjustment of the number of Warrant Shares, the applicable exercise price for a Warrant Share will be adjusted concurrently to equal the product of (a) $0.01 or $1.00, as applicable (unless the applicable exercise price has been previously adjusted), times (b) a fraction, of which the numerator is the total number of Warrant Shares subject to issuance upon exercise of the applicable Penny Warrant or Dollar Warrant prior to giving effect to the adjustment and the denominator is the total number of Warrant Shares subject to issuance upon such exercise as so adjusted.
Limitation on Liability of Directors and Officers
We are a Delaware corporation. Our amended and restated certificate of incorporation provides that no director is personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed only for the following:
•any breach of the director’s duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law (the “DGCL”); and
•any transaction from which the director derived an improper personal benefit.
As a result, neither we nor our stockholders have the right, including through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.
Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our company in connection with any threatened, pending or completed action, suit or proceeding to which such person is, or is threatened to be made, a party, whether civil or criminal, administrative or investigative, arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision in connection with any proceeding, including in advance of its final disposition, to the fullest extent permitted by law. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.
We maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act, under insurance policies, the premiums of which are paid by us. The effect of these is to indemnify any officer or director of the Company against expenses, judgments, attorney’s fees and other amounts paid in settlements incurred by an officer or director arising from claims against such persons for conduct in their capacities as officers or directors of the Company.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law
Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could make the following more difficult:
•acquisition of us by means of a tender offer;
•acquisition of us by means of a proxy contest or otherwise; or
•removal of our incumbent officers and directors.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.
Size of Board and Vacancies
Our amended and restated certificate of incorporation provides that our board of directors shall consist of not less than three (3) nor more than ten (10) members, which number is determined by resolution of our board of directors. Directors are elected at each annual meeting of stockholders by the vote of a majority of the shares present. Except for directors elected by the holders of any series of preferred stock, any director or our entire board of directors may be removed from office at any time, with or without cause, but only by the affirmative vote of a majority of the total voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our board of directors resulting from death, resignation, retirement, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of our board of directors, or by a sole remaining director.
Stockholder Meetings
Under our amended and restated bylaws, special meetings of our stockholders may be called at any time by, and only by, (i) our board of directors, (ii) at any time prior to the first date on which Stammtisch and Stammtisch Affiliates (each as defined therein) cease to beneficially own in the aggregate (directly or indirectly) shares of capital stock entitled to vote generally for the election of our directors representing at least fifteen percent (15%) of such shares of capital stock owned by Stammtisch and Stammtisch Affiliates, by the chairperson of our board of directors upon written request by Stammtisch delivered in writing to our board of directors, or (iii) the Secretary upon proper written request given by or on behalf of one or more stockholders who hold at least fifty percent (50%) of the voting power of all outstanding shares of Common Stock.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.
Delaware Anti-Takeover Law
We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three (3) years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three (3) years prior to the determination of interested stockholder status did own, fifteen percent (15%) or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for our Common Stock.
No Cumulative Voting
Neither our amended and restated certificate of incorporation nor our amended and restated bylaws provide for cumulative voting in the election of directors.
Forum for Adjudication of Disputes
Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, and subject to applicable jurisdictional requirements, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of TeraWulf, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of TeraWulf to TeraWulf or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, the amended and restated certificate of incorporation or the amended and restated bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware). Our amended and restated certificate of incorporation also provides that, unless TeraWulf consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions set forth in our amended and restated certificate of incorporation do not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Transfer Agent and Registrar
Our transfer agent and registrar is Equiniti Trust Company.
Listing
Our Common Stock is listed on The Nasdaq Stock Market LLC under the ticker symbol “WULF.”

PLAN OF DISTRIBUTION
The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their Shares covered hereby on any of the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing) or any other stock exchange, market or trading facility on which our Common Stock is traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling the Shares:
•ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•an exchange distribution in accordance with the rules of the applicable exchange;
•privately negotiated transactions;
•settlement of short sales;
•in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of the Shares at a stipulated price per share;
•through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•a combination of any such methods of sale; or
•any other method permitted pursuant to applicable law.
The Selling Stockholders may also sell the Shares under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of the Shares, from the purchaser) in amounts to be negotiated, but, except as set forth in the applicable prospectus supplement, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121 and, in the case of a principal transaction, a markup or markdown in compliance with FINRA Rule 2121.
In connection with the sale of the Shares or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Shares in the course of hedging the positions they assume. The Selling Stockholders may also sell the Shares short and deliver the Shares to close out their short positions, or loan or pledge the Shares to broker-dealers that in turn may sell the Shares. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of the Shares offered by this prospectus, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The Selling Stockholders and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each of the Selling

Stockholders has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Shares.
The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the Shares offered by this prospectus. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
We agreed to keep this prospectus effective until the earlier of (a) the date on which the Shares may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the Shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Shares by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS
The validity of the Shares offered by this prospectus will be passed upon for us by Reed Smith LLP, New York, New York.
EXPERTS
The consolidated financial statements of TeraWulf Inc. as of December 31, 2022 and December 31, 2021 and for the year ended December 31, 2022 and for the period from February 8, 2021 (date of inception) to December 31, 2021 incorporated in this Prospectus by reference from the TeraWulf Inc. Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2022 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon, incorporated herein by reference, and have been incorporated in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the information reporting requirements of the Exchange Act applicable to U.S. domestic issuers and, as such, file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements on Schedule 14A and other information with the SEC. These reports and proxy statements are available free of charge through our website at www.terawulf.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference into, and are not considered part of, this prospectus and, as a result, you should not rely on any such information in making your decision whether to invest in our Common Stock. In addition, our filings with the SEC are available on the SEC’s website at www.sec.gov that contains reports, proxy and other information regarding us and other issuers that file electronically with the SEC.
We have filed with the SEC a registration statement on Form S-3 under the Securities Act relating to the Shares offered by this prospectus. This prospectus, which constitutes part of such registration statement, does not contain all of the information set forth in such registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and the Shares offered by this prospectus, refer to such registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.
INCORPORATION BY REFERENCE
The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents which we have filed or will file with the SEC instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus.
We incorporate by reference into this prospectus the documents listed below and all amendments or supplements we may file to such documents:
•our Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2022 (filed on March 31, 2023 and amended on May 5, 2023);
•our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023 (filed on May 15, 2023), the quarter ended June 30, 2023 (filed on August 14, 2023), and our Quarterly Report on Form 10-Q and Form 10-Q/A for the quarter ended on September 30, 2023 (filed on November 13, 2023 and amended on November 22, 2023);
•our Current Reports on Form 8-K on February 1, 2023, February 2, 2023, February 9, 2023, February 24, 2023, March 1, 2023, March 3, 2023, March 10, 2023, March 17, 2023, March 24, 2023, June 23, 2023,

July 18, 2023, November 22, 2023, January 2, 2024, January 12, 2024, March 4, 2024, March 5, 2024 and March 6, 2024 (in each case, other than information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K); and
•the information incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2022 from our Definitive Proxy Statement on Schedule 14A for our 2023 Annual Meeting of Stockholders (filed on May 4, 2023).
In addition, we incorporate by reference into this prospectus any filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement and any filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until the termination of the offering. Notwithstanding the foregoing, no information is incorporated by reference into this prospectus or any applicable prospectus supplement where such information under applicable forms and regulations of the SEC is not deemed to be “filed” under Section 18 of the Exchange Act or otherwise subject to the liabilities of Section 18 of the Exchange Act, unless we indicate in this prospectus or the report or filing containing such information that the information is to be considered “filed” under the Exchange Act or is to be incorporated by reference into this prospectus or any applicable prospectus supplement.
You may request a copy of any or all documents referred to above that have been or may be incorporated by reference into this prospectus (excluding certain exhibits to the documents) at no cost, by writing or calling us at the following address or telephone number:
TeraWulf Inc.
Attention: Investor Relations
9 Federal Street
Easton, Maryland 21601
Telephone: (410) 770-9500
A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any applicable prospectus supplement or any other subsequently filed document which is also incorporated by reference into this prospectus modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

45,771,303 Shares of Common Stock

PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by TeraWulf in connection with the distribution of the securities registered. All amounts shown are estimates, except the SEC registration fee.

Item	Amount To Be Paid
SEC registration fee	$6,303.53
Legal fees and expenses	$50,000.00
Accounting fees and expenses	$30,000.00
Printing expenses	$20,000.00
Registrar and transfer agent’s fees	$15,000.00
Miscellaneous	$10,000.00
Total	$131,303.53
Item 15. Indemnification of Directors and Officers.
The Registrant is incorporated under the laws of the State of Delaware. Section 102(b)(7) of the Delaware General Corporation Law allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant’s Certificate of Incorporation provides for this limitation of liability.
Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.
The Registrant’s second amended and restated certificate of incorporation provides that its officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, the Registrant’s second amended and restated certificate of incorporation provides that the Registrant’s directors will not be personally liable for monetary damages to the Registrant for breaches of their fiduciary duty as directors, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or stockholders of the Registrant, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware law, or (iv) for any transaction from which the director derived an improper personal benefit.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of the Registrant’s second amended and restated certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
Item 16. Exhibits.
See Exhibit Index attached to this registration statement, which is incorporated by reference herein.
Item 17. Undertakings.
The undersigned registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)That, for the purpose of determining liability under the Securities Act to any purchaser:
(i)Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(ii)Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to

Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which this prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(5)That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
3.1	Amended and Restated Certificate of Incorporation of TeraWulf Inc., dated as of December 13, 2021 (incorporated by reference to Exhibit 3.1 of the Form 8-K12B filed with the SEC on December 13, 2021).
3.2	Amended and Restated Bylaws of TeraWulf Inc., effective as of December 13, 2021 (incorporated by reference to Exhibit 3.2 of the Form 8-K12B filed with the SEC on December 13, 2021).
3.3
Certificate of Amendment of Amended and Restated Certificate of Incorporation of TeraWulf Inc., dated as of February 23, 2023 (incorporated by reference to Exhibit 3.3 of TeraWulf Inc.’s Amendment No. 3 to the Registration Statement on Form S-3 filed with the SEC on March 10, 2023).

3.4
Certificate of Amendment of Amended and Restated Certificate of Incorporation of TeraWulf Inc., dated as of February 23, 2023 (incorporated by reference to Exhibit 3.4 of TeraWulf Inc.’s Amendment No. 3 to the Registration Statement on Form S-3 (file no. 333-268563) filed with the SEC on March 10, 2023).

4.1
Warrant Agreement, dated as of March 1, 2023, by and among TeraWulf Inc. and certain persons listed therein (incorporated by reference to Exhibit 4.1 of the Form 8-K filed with the SEC on March 3, 2023).

5.1**	Opinion of Reed Smith LLP regarding the validity of the securities being registered.
10.1
Fifth Amendment to Loan, Guaranty and Security Agreement, dated as of March 1, 2023, by and among TeraWulf Inc. certain subsidiaries thereto, the lenders from time to time party thereto and Wilmington Trust, National Association (incorporated by reference to Exhibit 1.1 of the Form 8-K filed with the SEC on March 3, 2023).

10.2
Administrative and Infrastructure Services Agreement, dated as of April 27, 2021, by and between TeraWulf Inc. and Beowulf Electricity & Data Inc (incorporated by reference to Exhibit 10.4 of TeraWulf Inc.’s Amendment No. 6 to the Registration Statement on Form S-4 (file no. 333-258335) filed with the SEC on November 10, 2021).

10.3
Amendment No. 1 to Administrative and Infrastructure Services Agreement, dated as of March 29, 2023, by and between TeraWulf Inc. and Beowulf Electricity & Data Inc. (incorporated by reference to Exhibit 10.15 of TeraWulf Inc.’s Annual Report on Form 10-K/A filed with the SEC on May 5, 2023).

23.1**	Consent of RSM US LLP, independent registered public accounting firm of TeraWulf Inc.
23.2*	Consent of Reed Smith LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).
107*	Fee Filing Table.
__________________
*Previously filed.
**              Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Easton, State of Maryland on March 8, 2024.

TERAWULF INC.

By:	/s/ Paul B. Prager
Name:	Paul B. Prager
Title:	Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities indicated on March 8, 2024.

Signature	Title

/s/ Paul B. Prager	Chief Executive Officer and Chair of the Board of Directors (Principal Executive Officer and Director)
Paul B. Prager

*	Chief Financial Officer (Principal Financial Officer)
Patrick A. Fleury

*	Chief Accounting Officer and Treasurer (Principal Accounting Officer)
Kenneth J. Deane

*	Chief Operating Officer, Chief Technology Officer and Executive Director
Nazar M. Khan

*	Chief Strategy Officer and Executive Director
Kerri M. Langlais

*	Director
Michael C. Bucella

*	Director
Walter E. Carter

*	Director
Amanda Fabiano

*	Director
Christopher Allen Jarvis
*	Director
Catherine J. Motz

*	Director
Jason G. New

*	Director
Steven T. Pincus

*	Director
Lisa A. Prager

*By:	/s/ Paul B. Prager
Name:	Paul B. Prager
Title:	Attorney-in-Fact